Exhibit 1

Baytex Energy Ltd.

Consolidated Balance Sheets

(Unaudited - thousands)

	March 31, 2003	December 31, 2002
Assets
Current assets
Cash and short-term investments (note 6)	$142,447	$4,098
Accounts receivable	57,698	52,667
Crude oil inventory (note 2)	3,267	—
	203,412	56,765

Deferred charges and other assets	8,367	8,679
Petroleum and natural gas properties	833,167	932,316
	$1,044,946	$997,760

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$109,552	$92,563

Long-term debt (note 3)	304,145	326,977
Deferred credits	11,056	12,181
Provision for future site restoration costs	22,134	21,950
Future income taxes	202,953	184,402
	649,840	638,073

Shareholders’ Equity
Share capital (note 4)	400,652	398,176
Deficit	(5,546)	(38,489)
	395,106	359,687

	$1,044,946	$997,760

See accompanying notes to the consolidated financial statements.

Baytex Energy Ltd.

Consolidated Statements of Operations and Deficit

(Unaudited - thousands, except per share data)

	Three Months Ended March 31,
	2003	2002
Revenue
Petroleum and natural gas sales	$107,047	$79,130
Royalties	(22,241)	(11,782)
	84,806	67,348

Expenses
Operating	19,732	18,271
General and administrative	1,600	1,587
Interest	6,457	5,630
Foreign exchange (gain) loss	(22,832)	186
Depletion and depreciation	25,219	26,002
Site restoration costs	566	796
	30,742	52,472

Income before income taxes	54,064	14,876

Income taxes
Current	2,570	1,995
Future	18,551	5,577
	21,121	7,572

Net income	32,943	7,304

Deficit, beginning of period	(38,489)	(75,954)

Accounting policy change for foreign exchange	—	(7,671)

Deficit, beginning of period, as restated	(38,489)	(83,625)

Deficit, end of period	$(5,546)	$(76,321)

Net income per share
Basic	$0.62	$0.14
Diluted	$0.61	$0.14

See accompanying notes to the consolidated financial statements.

Baytex Energy Ltd.

Consolidated Statements of Cash Flows

(Unaudited - thousands)

	Three Months Ended March 31,
	2003	2002
Cash provided by (used in):

Operating activities
Net income	$32,943	$7,304
Items not affecting cash:
Site restoration costs	566	796
Amortization of deferred charges	260	260
Foreign exchange (gain) loss	(22,832)	186
Depletion and depreciation	25,219	26,002
Future income taxes	18,551	5,577
Cash flow from operations	54,707	40,125
Change in non-cash working capital	(22,922)	(15,318)
Decrease in deferred charges and other assets	52	—
Decrease in deferred credits	—	(4,609)
	31,837	20,198

Financing activities
Decrease in bank loan	—	(51,679)
Decrease in deferred credits	(1,125)	—
Issue of shares (net of issue expenses)	2,668	105
	1,543	(51,574)

Investing activities
Petroleum and natural gas property expenditures	(61,648)	(40,216)
Disposal of petroleum and natural gas properties	135,004	47,053
Properties held for sale	—	(46,895)
Change in non-cash working capital	31,613	71,434
	104,969	31,376

Change in cash and short-term investments	138,349	—

Cash and short-term investments, beginning of period	4,098	—

Cash and short-term investments, end of period	$142,447	$—

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2003 and 2002

(Unaudited)

1.             Accounting Policies

The interim consolidated financial statements of Baytex Energy Ltd. (the “Company”) are presented in accordance with Canadian generally accepted accounting principles.  The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Company as at December 31, 2002.  The interim consolidated financial statements contain disclosures, which are supplemental to the Company’s annual consolidated financial statements.  Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2002.

2.             Crude Oil Inventory

Inventories of crude oil, consisting of production in transit in pipelines at the balance sheet date pursuant to a long-term crude oil supply agreement, are valued at the lower of cost or net realizable value.

3.             Long-term Debt

(thousands)	March 31, 2003	December 31, 2002

Senior secured term notes (US$57,000,000)	$83,750	$90,037
Senior subordinated term notes (US$150,000,000)	220,395	236,940
	$304,145	$326,977

Interest Expense

The Company has incurred interest expense on its outstanding debt as follows:

	Three Months Ended March 31
	2003	2002
Bank loan	$31	$162
Amortization of deferred charge	260	260
Long-term debt	6,166	5,208
Total interest	$6,457	$5,630

4.             Share Capital

The Company has an unlimited number of common shares in its authorized share capital.

Issued and Outstanding:

Common shares –  (thousands)

	# of shares	Amount
Balance – January 1, 2003	52,819	$398,176
Flow-though shares issued	103	810
Future tax related to flow-through shares	—	(192)
Exercise of stock options	481	1,858
Balance – March 31, 2003	53,403	$400,652

In January 2003, the Company issued 103,050 flow-through common shares at a price of $7.86 per share.

Stock options – (thousands)	# of options	Weighted average exercise price
Balance – January 1, 2003	5,126	$6.98
Granted	79	$8.63
Exercised	(481)	$3.86
Cancelled	(66)	$5.41
Balance – March 31, 2003	4,658	$7.35
Exercisable – March 31, 2003	1,517	$8.35

The Company accounts for its stock options using intrinsic values.  On this basis, compensation costs are not required to be recognized in the financial statements for stock options granted at market value.  Had compensation costs for the Company’s stock option plan been determined based on the fair-value method at the dates of grants under the plan after January 1, 2002, the Company’s pro-forma net income for the three months ended March 31, 2003 would have been reduced by $0.5 million (2002 - $4,300) and basic net income per share would be $0.61 (2002 - $0.14) and diluted net income per share would be $0.60 (2002 - $0.14). The weighted average fair market value of options granted during the three months ended March 31, 2003 was $3.99 per option (2002 – $2.73 per option).  The fair value of the stock options granted during the three months ended March 31, 2003 is estimated on the grant date using the Black-Scholes option-pricing model using the following assumptions: risk free interest rate of 4.5%; expected life of 4 years; and expected volatility of 54%.

5.             Supplemental Cash Flow Information

	Three Months Ended March 31
(thousands)	2003	2002
Interest paid	$13,939	$12,338
Income taxes paid	$6,686	$334

6.             Subsequent Event

Utilizing the cash proceeds from the sale of properties, on May 5, 2003, the Company redeemed the US$57 million senior secured term notes at principal plus US$4.4 million of yield maintenance payment.  The Company’s bank facilities are at $147 million subsequent to the note redemption.

7.             Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.